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Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE

(In thousands, except per share amounts)

		Twelve months ended December 31,
	2001	2000	1999
BASIC:
Net income (loss)	$(51,419)	$3,217	$(2,105)
Weighted average number of common shares outstanding	15,269	15,462	15,462

Net income (loss) per common share	$(3.37)	$0.21	$(0.14)

ASSUMING DILUTION:
Net income (loss)	$(51,419)	$3,217	$(2,105)
Weighted average number of common shares outstanding	15,269	15,462	15,462
The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	—	142	—

Weighted average number of common and common equivalent shares	15,269	15,604	15,462

Net income (loss) per common share, assuming dilution	$(3.37)	$0.21	$(0.14)

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ALDILA, INC. AND SUBSIDIARIES COMPUTATION OF NET INCOME PER COMMON SHARE (In thousands, except per share amounts)